FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Report of Foreign Private Issuer on Form 6-K contains information regarding the results of the extraordinary general meeting of shareholders of Forward Pharma A/S (the “Company”) held on July 20, 2015.

Item 1. Results of Extraordinary General Meeting	3

Signatures	4

Item 1.  Results of Annual Meeting

On July 22, 2015 the Company announced on its website (http://www.forward-pharma.com) the results of the extraordinary general meeting of its shareholders held on July 20, 2015 at the Company’s offices, Østergade 24A, 1, 1100 Copenhagen K, Denmark (the “Extraordinary General Meeting”). DKK 3,412,904.20 of the Company’s share capital and 34,129,042 votes, respectively, were present or represented at the Extraordinary General Meeting.

The following actions were taken at the Extraordinary General Meeting:

1.              Election of Jakob Mosegaard Larsen by 32,473,545 votes in favour, and with 1,655,497 votes against.

2.              Election of Grant Hellier Lawrence by 34,129,042 votes in favour, and with 0 votes against.

3.              Authorization of the chairman of the general meeting to file the election of additional members of the board of directors to the Danish Business Authority and in this connection to make any such amendments and supplements to the application and the resolution that may be appropriate or required as a condition for registration by 34,129,042 votes in favour, and with 0 votes against.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: July 22, 2015	By:	/s/ Joel Sendek
Joel Sendek
Chief Financial Officer